

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 16, 2024

Maria Zannes
Chief Executive Officer
bioAffinity Technologies, Inc.
3300 Nacogdoches Road
Suite 216
San Antonio, Texas 78217

> **Re: bioAffinity Technologies, Inc.**
> **Registration Statement on Form S-1**
> **Filed September 11, 2024**
> **File No. 333-282045**

Dear Maria Zannes:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jane Park at 202-551-7439 with any questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services

cc: Leslie Marlow, Esq.